OPERATING AGREEMENT

OPERATING AGREEMENT for Dot Conner, LLC

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT") NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

A.   This Operating Agreement is entered into as of October 1, 2022 by and among the "Managing Members" and the "Investment Members" (whom hereinafter may be referred to individually as a "Member" or collectively as "Members") as further defined below.

B.   The Members desire to form a Tennessee limited liability company (the "Company") for the purposes set forth in Paragraph 2.5.

C.   The Members enter into this Agreement to form and to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

NOW, THEREFORE, the Parties agree as follows:

ARTICLE I: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement; and, when not so defined, shall have the meanings set forth in the Act.

1.1   "Agreement" means this Operating Agreement, as originally executed and as amended from time to time.

1.2   "Capital Contribution" means, with respect to any Member, the amount of money or the Fair Market Value of any property (other than money) contributed to the Company. A Capital Contribution shall not be deemed a loan.

1.3   "Investment Members" means all members of the Company making monetary Capital Contributions to the Company, aside from the Managing Members.

1.4   "Managing Members" mean Jennifer Huff ("Jae") and Andrew Huff ("Andy"), or the entity(ies) or person(s) who from time to time succeed said Managing Member and who, in either case, are serving at the relevant time as Managing Member. The Managing Members may be referred to herein as "Managers."

1.5   "Picture" means the feature length motion picture currently titled, "Dot Conner: Webtective Season 2" produced by Dot Conner, LLC and directed by Andrew Huff, to which Company intends to produce and control all rights, including appurtenant and ancillary thereto. A copy of the business plan for the Picture is attached hereto as EXHIBIT A.

1.6   "Revenue" means all monies actually received by the Company for the exploitation of the Picture.

ARTICLE II: ORGANIZATIONAL MATTERS

2.1   The Managers have caused organizing documents in the form of the ARTICLES OF OR-GANIZATION attached to this Agreement as EXHIBIT B, to be filed with the Secretary of State.

2.2   The name of the Company shall be Dot Conner, LLC.

2.3   The principal executive office of the Company shall be Jennifer Huff, or such other place or places as may be determined by the Manager from time to time.

2.4   The registered agent for service of process on the Company shall be Wayne Huff, whose address is ██████████████████████████Managers from time to time may change the Company's agent for service of process.

2.5   The business of the Company shall be to produce and control the rights to the Picture and to perform and conduct any other activity necessary or incidental to the foregoing or in the opinion of the Managers in furtherance of the objects of the business of the Company.

2.6   The Members intend the Company to be a limited liability company under the Act. Neither the Managers nor any Member shall take any action inconsistent with the law and the express intent of the parties to this Agreement.

2.7   The "Term of Existence" of the Company shall commence on the effective date of filing of the Articles of Organization with the Tennessee Secretary of State, which was 27 October 2022, and shall continue until the last expiration of copyright on the Picture unless sooner terminated by the provisions of this Agreement, or as provided by law.

2.8   The name and address of the Managing Members are as follows:

Jennifer Huff

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Andrew Huff

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ARTICLE III: CAPITAL AND CAPITAL CONTRIBUTIONS

3.1   Capital Contribution. Members shall contribute the funds, property and other such benefits as necessary to produce the Picture and cover other expenses as reasonably necessary.

3.2   The Company will comply with all applicable laws and regulations concerning securing financing hereunder.

3.3   The Managers shall contribute as their Capital Contribution services to the Company, including, but not limited to, producing and directing the Picture and other such services.

3.4   Investment Members' Capital Contribution shall be as outlined on EXHIBIT C.

3.5   No Member shall be required to make any additional Capital Contributions. No Investment Member may voluntarily make any additional Capital Contribution, without the prior written consent of the Managers.

3.6   Except as set forth herein, no Member may sell, donate or pass over his, her or its Economic Interest in Company to any third party without the express written consent of the Managers.

3.7   Except as outlined herein, no Investment Member shall have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

3.8   No interest shall be paid on Capital Contributions.

3.9   The Company's total capitalization will not exceed $5,000,000.00 The current budget for the Picture is $750,000.

ARTICLE IV: ALLOCATIONS

4.1   The allocation of Revenue shall be as follows:

4.1.1   First, a reasonable amount of the Company's income shall be used for operating and production expenses, including salaries;

4.1.2   Then, the Company shall satisfy any outstanding obligations of the Company in connection with the Picture, including deferred payments incurred in connection with the Picture;

4.1.3   Then, each Member shall recoup 120% of his/her Capital Contribution on a pro rata basis;

4.1.4   Next:

4.1.4.1 50% shall be paid out to Investment Members on a pro rata basis deter-

mined by the amount of each Investment Members' Capital Contribution;

4.1.4.2 Simultaneously, 50% shall be paid out equally to the Managers (i.e, 50/50);

4.1.5 Any losses of the Company shall be allocated 100% to all Members on a pro rata basis.

ARTICLE V: MANAGEMENT

5.1 The Company shall be managed by the Managers.

5.2 The Managers shall have the powers and duties set forth in this Agreement.

5.3 All decisions about, regarding or otherwise pertaining to the creative and business aspects of the Picture, including, but not limited to, the production, distribution and exploitation of the Picture shall be made mutually by the Managers. The Managers agree not to use this process to prevent the production or development of any project or to frustrate the purpose of the Company. However, after good faith discussions, if the Managers cannot agree with respect to an aspect of the Picture or the business of the Company, the Managers agree to present such disagreement to William Whitacre who shall act as a neutral mediator.

5.4 Investment Members shall not have say over any aspects regarding the Picture, including but not limited to all, artistic production elements in connection with the production of the Picture, and all commitments and contracts relative to any of the foregoing.

5.5 All credits accorded the Company and Managers shall be in the sole discretion of the Managers and shall be mutually approved upon, except to the extent such credit is controlled by a third party (e.g., financier, studio, union or guild requirements). The Managers have agreed that Jennifer "Jae" Huff shall receive a "Producer" credit and Andrew Huff shall receive a "Director" credit. All other aspects of the credits, including but not limited to size, prominence and placement shall be mutually determined by the Managers.

5.6 The Managers may have other business interests to which they each devote a portion of their time. Managers shall devote such time to the conduct of the business of the Company as Managers, in their own good faith and discretion, deem necessary. Managers may engage in other activities reasonably related to or competitive with the Picture.

ARTICLE VI: RISK FACTORS

6.1 Investment in the film industry is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors and other tangible and

intangible factors, all of which can change and cannot be predicted with certainty.

6.2 The entertainment industry in general, and the motion picture industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in costs of producing and distributing motion pictures. In addition, the theatrical success of a motion picture remains a crucial factor in generating revenues in other media such as videocassettes and television. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

6.3 The Company itself is in its organizational stage and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. In order to prosper, the success of the Picture will depend partly upon the ability of the Manager to produce a film of exceptional quality at a lower cost which can compete in appeal with higher-budgeted films of the same genre. In order to minimize this risk, the Manager plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contracts with satisfactory terms, and the continued participation of the current management.

ARTICLE VII: ACCOUNTS AND ACCOUNTING

7.1 Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the principal business office, or at such other locations as the Manager may determine from time to time, and shall be open to inspection and copying on reasonable Notice by any Member or the Member's authorized representatives during normal business hours, but no more than once per calendar year. The costs of such inspection and copying shall be borne solely by the Member individually and in no way shall be considered to increase Members' Capital Contribution.

7.2 Financial books and records of the Company shall be kept on the cash or accrual method of accounting, which shall be the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company shall be prepared in accordance with generally accepted accounting principles and shall be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall be January 1 to December 31.

ARTICLE VIII: MEMBERSHIP MEETINGS, VOTING, INDEMNITY

8.1   There shall be two classes of membership, Investment Members and Managing Members. No Investment Member shall have any rights or preferences in addition to or different from those possessed by any other Investment Member.

8.2   The Managing Members shall maintain controlling interest in the Company and make all decisions regarding the Company and the Picture, except Investment Members shall have the right to vote on those minimum items as required by the Act.

8.3   The Company may, but shall not be required, to issue certificates evidencing membership interests to Members of the Company.

8.4   Members may participate in a meeting through use of conference telephone or similar communications equipment, provided that all Members participating in such meeting can hear one another. Such participation shall be deemed attendance at the meeting.

8.5   No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member shall indemnify, defend, and save harmless each other Member and the Company from and against any and all loss, cost, expense, liability or damage arising from or out of any claim based upon any action by such Member in contravention of the first sentence of this Section 8.5.

ARTICLE IX: INDEMNIFICATION

9.1   The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee or other Agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

ARTICLE X: DISSOLUTION AND WINDING UP

10.1   The Company shall be dissolved upon the first to occur of the following events:

      10.1.1 The expiration or termination of the Company's rights and interest to the Picture;

      10.1.2 The expiration of the Term of Existence of the Company;

      10.1.3 The sale of all or substantially all of the assets of Company;

      10.1.4 Upon the vote of Members holding the majority of the interest in the Company;

      10.1.5 The happening of any event that makes it unlawful or impossible to carry on the business of the Company; or

      10.1.6 Entry of a decree of judicial dissolution.

10.2.   On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Managers shall wind up the affairs of the Company.

10.3.   Each Investment Member shall look solely to the assets of the Company for the return of the Investment Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Investment Member, such Investment Member shall have no recourse against any other Member for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement.

ARTICLE XI

GENERAL PROVISIONS

11.1   PARTNERSHIP: NO THIRD PARTY BENEFICIARIES. No Member shall hold itself out to others contrary to the provisions hereof. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy contrary to the terms of this Agreement and neither party shall become liable or responsible for any representation, act or omission of such party whether referred to herein or not.

11.2   WAIVER: No waiver by any party hereto of the breach of any term or condition of this Agreement shall be deemed or construed to be a waiver of the breach of such term or condition in the future, or of any preceding or subsequent breach of the same or any other term or condition of this or any other agreement.

11.3   REMEDIES CUMULATIVE: All remedies, rights, undertakings, obligations and agreements contained in this Agreement shall be cumulative, and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either party.

11.4 ASSIGNMENT: No Member may assign its rights or obligations hereunder without prior written consent of the Managers, which they may exercise at their sole discretion.

11.5 ADDITIONAL DOCUMENTS: Each member shall execute, acknowledge and deliver to the managers, promptly upon the request of the managers, any other instruments or documents necessary or desirable to evidence, effectuate, or confirm this Agreement or any of the terms and conditions hereof.

11.6 MODIFICATIONS: This Agreement, together with its exhibits, cannot be amended, modified or changed in any way whatsoever except by written instrument duly executed by the party being charged.

11.7 SEVERABILITY: In the event that any term, condition, covenant, agreement, requirement or provision herein contained shall be held by any Court or arbitration tribunal having jurisdiction to be unenforceable, illegal, void or contrary to public policy, such term, condition, covenant agreement, requirement or provision shall be of no effect whatsoever upon the binding force or effectiveness of any of the others hereof, it being the intention and declaration of the parties hereto that had they or either of them, known of such unenforceability, illegality, invalidity or contrariety to public policy, they would have entered in to a contract each with the other, containing all of the other terms, conditions, covenants, agreements, requirements, and provisions hereof.

11.8 NOTICES: All notices under this Agreement shall be in writing addressed to the addresses first set forth above, or at such other address as either party may designate from time to time by written notice to the other. All notices shall be served by facsimile and U.S. mail, electronic mail, recognized courier services such as Federal Express or DHL or personal delivery addressed as specified above. The date of receipt by facsimile, electronic mail or courier, as the case may be, shall be the date of service of notice.

11.9 ARBITRATION: All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the Independent Film and Television Alliance before a single arbitrator. The prevailing party shall be entitled to reasonable attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

11.10 CHOICE OF LAW: This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee.

11.11 ENTIRE AGREEMENT: This Agreement constitutes the entire agreement between the parties hereto with respect to all of the matters herein and its execution has not been induced by, nor do any of the parties hereto rely upon or regard as material, any representations or writing whatsoever not incorporated herein and made a part hereof. No amendment or modification hereto shall be valid unless set forth in a writing signed by both parties.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this

Agreement on the day and year first above written.

MANAGING MEMBERS:

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EXHIBIT D

BUDGET